Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2012		2013		2014
Fixed Charges:
Interest expense	$224,720		$243,757		$238,378
Capitalized interest	1,315		—		—
Portion of rent expense representative of interest	307		404		372
Total fixed charges	$226,342		$244,161		$238,750

Earnings:
Income from continuing operations before income taxes	$40,713		$38,943		$111,637
Fixed charges from above	226,342		244,161		238,750
Less capitalized interest from above	(1,315)		—		—
Amortization of capitalized interest	800		800		800
Earnings (as defined)	$266,540		$283,904		$351,187

Ratio of earnings to fixed charges	1.18	x	1.16	x	1.47	x